Voya Insurance and Annuity Company
and its Separate Account B

Voya Focus Variable Annuity
Voya Rollover Choice^{SM} Variable Annuity

Supplement dated August 28, 2014

This supplement updates and amends certain information contained in the variable annuity Contract Prospectuses and Statements of Additional Information ("SAI"). Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

IMPORTANT INFORMATION ABOUT THE COMPANY

In connection with Voya Financial, Inc.'s rebranding efforts, the following changes are effective September 1, 2014:

- ING USA Annuity and Life Insurance Company will be renamed Voya Insurance and Annuity Company;
- ING North America Insurance Corporation will be renamed Voya Services Company;
- ING America Equities, Inc. will be renamed Voya America Equities, Inc.
- ING Financial Advisers, LLC will be renamed Voya Financial Partners, LLC;
- ING Financial Partners, Inc. will be renamed Voya Financial Advisors, Inc.; and
- References to ING in any product name will be replaced with Voya (e.g., ING Focus Variable Annuity will be renamed Voya Focus Variable Annuity).

In general, all other references to the name ING will be replaced with the name Voya with the exception of ING Groep N.V., which will remain unchanged.